SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) is pleased to announce the appointment of Tzahi Goshen as Chief Financial Officer, effective immediately.

Mr. Goshen has served as Kenon’s Interim Chief Financial Officer and Vice President of Finance since Kenon’s January 2015 spin-off from its former parent, Israel Corporation Ltd. (TASE: ILCO) (“IC”). Prior to joining Kenon, Mr. Goshen served as IC’s Controller, a position he held since 2008.

Mr. Goshen is also a member of IC Power Pte. Ltd.’s Board of Directors. Mr. Goshen holds a bachelor’s degree in accounting from the College of Management and is a certified public accountant in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

	By:	/s/ Yoav Doppelt
Date: September 8, 2015	Name:	Yoav Doppelt
	Title:	Chief Executive Officer